Principal Life Insurance Company Principal National Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel
September 29, 2021
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal National Life Insurance Company Variable Life Separate Account (the “Registrant”)
Principal Executive Variable Universal Life III (the “Policy”)
File Numbers 333-233170 and 811-022589
Post-Effective Amendment No. 22 to the Registration Statement on Form N-6 (the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on September 13, 2021. The Registrant filed the Amendment with the Commission on August 2, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 23).
Comment: With respect to the section in the Supplement titled "Corporate Organization and Operation," under "The Fixed Account," the instructions state that the third paragraph should be deleted and replaced with new disclosure. The Staff believes that the instruction should refer to the second paragraph instead.
Response: Confirmed. The Registrant will make the requested change.
Please call me at 515-235-1209 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant

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